NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION
 OF THE STATED SECURITIES
New York Stock Exchange LLC (the 'Exchange' or the 'NYSE')
 hereby notifies the SEC of its intention to remove the entire class of Common Stock of Guaranty Financial Group Inc.
 from listing and registration on the Exchange at the opening of business on September 28, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the fact that on August 21, 2009, Guaranty Bank , the Company's primary operating business and bank subsidiary, was closed by the Office of Thrift Supervision, which appointed the Federal Deposit Insurance Corporation (?FDIC?) as receiver. To protect the depositors, the FDIC entered into a purchase and assumption agreement with BBVA Compass, to assume all of the deposits of Guaranty Bank, excluding those from brokers. The Company is also late on the filing of its December 31, 2008 Form 10-K and certain of its outstanding 2009 Form 10-Qs.

1. The Exchange's Listed Company Manual, Section 802.01D states, in part, that the Exchange is not limited by the criteria set forth in that section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria. Other factors which may lead to a company?s delisting include:
Reduction in Operating Assets and/or Scope of Operations the operating assets have been or are to be substantially reduced such as by sale, lease, spin off, distribution, discontinuance, abandonment, destruction, condemnation, seizure or expropriation, or the company has ceased to be an operating company or discontinued a substantial portion of its operations or business for any reason whatsoever and whether or not any of the foregoing results from action by the company, related parties or persons unrelated to the company.

2. The Exchange, on August 24, 2009, determined that the Common Stock of the Company should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on August 24, 2009.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on August 24, 2009 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.